

Mail Stop 4546

January 18, 2017

J. Scott Wolchko
President and Chief Executive Officer
Fate Therapeutics, Inc.
3535 General Atomics Court, Suite 200
San Diego, CA 92121

> **Re:** **Fate Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 6, 2017**
> **File No. 333-215460**

Dear Mr. Wolchko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Marie R.H. Reider
        Goodwin Procter LLP